Exhibit 99.1

TRILLION ENERGY INTERNATIONAL ANNOUNCES NEW DIRECTOR AND CFO APPOINTMENTS

August 19, 2022 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) is pleased to provide an update on new executives, management hires and director appointments as follows.

Executive and Director Appointments

Sean Stofer has been appointed as an independent director of Trillion and brings over 20 years of renewable energy experience to the Board. Mr. Stofer is a graduate of the University of British Columbia in Engineering and became a registered Engineer in California. He is a founder and executive of several successful renewable energy companies with a project list including the arctic’s largest solar array; 250 MW of solar in the USA; 200+MW of wind projects and over 300MW of hydroelectric projects. He is COO of Green Data Center Real Estate, a company which uses renewable energy to power data centers where Sean is leading a project pipeline of over 500 MW using wind, solar and hydropower. Sean has worked closely with Government to guide policy and has consulted to a wide range of companies on business, finance, and public market strategies. Sean was awarded the Top 40 Under 40 in Vancouver, Canada for his business achievements.

Ozge Karalli has been appointed Chief Financial Officer, Ms. Karalli has been Financial Director of Trillion’s subsidiary, Park Place Energy Turkey Limited for over 18 years and has an intimate knowledge of the financial workings of the Company’s projects. Mrs. Karalli has worked for Deloitte where she was a senior auditor and supervisor prior to joining Trillion. She was previously Accounting Manager and Financial Controller, before becoming the Finance Director in 2010 and now CFO in 2022. Mrs. Karalli has a Bachelor of Economics from Bilkent University and is a Chartered Public Accountant since 2002. She replaces David Thompson who is retiring from the role, but will continue as a director of the Company and chairman of the Company’s audit committee.

Renata Kubicek has been appointed Corporate Secretary of Trillion. She has over 30 years’ experience in the corporate and securities industry and has worked at several boutique law firms specializing in corporate securities. She has extensive knowledge and expertise in corporate governance continuous disclosure requirements and stock exchange compliance. She is the founder and principal of ArtemisWest Corporate Services Inc., a corporate services company based in Burnaby, B.C.

All of the foregoing appointments are subject to regulatory approval.

Arthur Halleran CEO stated:

“We are pleased to announce our expanded team to steward the growth of the Company throughout its drilling programs and beyond, as the company nears the commencement of drilling at the SASB gas field later this month”.

About the Company

Trillion is an oil and gas producing company with multiple assets throughout Turkey and Bulgaria. The Company is 49% owner of the SASB natural gas field, one of the Black Sea’s first and largest-scale natural gas development projects; a 19.6% (except three wells with 9.8%) interest in the Cendere oil field; and in Bulgaria, the Vranino 1-11 block, a prospective unconventional natural gas property. More information may be found on www.sedar.com, and our website.

Contact

Art Halleran: 1-250-996-4211

Corporate offices: 1-778-819-1585

e-mail: info@trillionenergy.com

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain certain forward-looking information and statements, including without limitation, statements pertaining to the Company’s ability to obtain regulatory approval of the executive officer and director appointments. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Trillion does not undertake to update any forward-looking information except in accordance with applicable securities laws.